FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of April 2008

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

                [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F  ☒     Form 40-F  ☐

                [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐     No  ☒

                [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            ]

PRESS  RELEASE

NATIONAL BANK OF GREECE

National Bank of Greece’s

Annual Ordinary General Meeting of Shareholders’ resolutions

National Bank of Greece announces that the Annual Ordinary General Meeting of its Shareholders was held on 17 April 2008 at Megaro Mela. The General Meeting convened with a quorum of 33.86% of the Bank’s paid up share capital, i.e. 161,600,690 shares, was attended by 261 shareholders in person or by proxy and adopted the following resolutions:

1.                                       Approved, following submission of the Board of Directors’ and the Auditors’ Reports, the annual financial statements for the year 2007, as same were prepared by the Bank’s Board of Directors and duly published.

2.                                       Approved the proposed profit distribution and decided for payment of a €1.40 dividend per share for the financial year 2007. Entitled to the dividend are the holders of Bank’s shares as at the closing of the Athens Exchange session of 15 May 2008. As from 16 May 2008 the Bank’s shares shall be traded ex-2007 dividend. The method of dividend payment, within the time limits provided for by law, shall depend on the General Meeting resolution on the item regarding The Bank’s share capital increase through the issue of new shares, to be carried out by the exercise of shareholders’ option to receive a portion of the dividend in shares, instead of cash, and amendment to the relevant Article on Share Capital of the Bank’s Articles of Association to reflect the share capital increase, which was postponed, due to lack of quorum, for a repeat General Meeting set for 2 May 2008, as specified below.

3.                                       Discharged the members of the Board of Directors and the Auditors of the Bank and of National Management & Organization Co. S.A., which was absorbed by the Bank, from any liability for indemnity regarding the annual financial statements and management for the year 2007 (i.e. 1 January 2007 — 31 December 2007).

4.                                       Approved the remunerations of the members of the Bank’s and of National Management & Organization Co. S.A.’s Board of Directors for the financial year 2007 (pursuant to Companies Act 2190/1920 Article 24, par. 2). Approved the Chief Executive Officer’s and the Deputy Chief Executive Officer’s remunerations and determined the remunerations of non-executive members of the Board of Directors until the Ordinary General Meeting of 2009.

5.                                       Approved NBG Directors’, General Managers’ and Managers’ participation (pursuant to Companies Act 2190/1920 article 23 par. 1) in the Board of Directors or in the management of NBG Group companies pursuing similar or related business goals.

6.                                       Elected auditors for the audit of the annual, semi-annual and consolidated financial statements of the Bank and its Group for the year 2008 from certified auditors Deloitte, Hatzipavlou, Sofianos and Cambanis S.A. and determined their remuneration.

7.                                       Approved amendment to the Bank’s Articles of Association and alignment thereof with the new provisions of the Companies Act (following law 3604/2007), except Article 3 of the Bank’s Articles of Association on the Bank’s objects, for the amendment of which decision-taking was postponed pursuant to law 3601/2007 (due to lack of quorum) for the repeat General Meeting, as specified below.

8.                                       Approved own shares buy-back programme (pursuant to Companies Act 2190/1920 Article 16) providing for the purchase, by the Bank, of own shares up to 10% of its total shares at a minimum price of €5 and a maximum of €60 per share from 25 May 2008 through 24 May 2009.

Discussion and decision-taking on the rest of the items of the Agenda was postponed, due to lack of the quorum required by law and the Bank’s Articles of Association, for a repeat General Meeting set for Friday, 2 May 2008 at 11:00 a.m. at Megaro Mela (Aiolou 93) pursuant to a resolution subsequently adopted by the Board of Directors.

Athens, 17 April 2008

NATIONAL BANK OF GREECE

INVITATION TO THE BANK’S

REPEAT GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON FRIDAY, 2 MAY 2008, AT 11:00 a.m.

Pursuant to the provisions of Companies’ Act 2190/1920 (the Companies Act) and of law 2396/96 on dematerialized shares, and to the Bank’s Articles of Association (Article 11) and Board of Directors’ resolution dated 17 April 2008, the Shareholders of National Bank of Greece S.A., whose registered office is at Aiolou 86, Athens, Greece, are invited to the Bank’s repeat General Meeting to be held at 11:00 a.m. on Friday, 2 May 2008 at Aiolou 93 (Megaro Mela), Athens.

AGENDA

1.                                       Amendment of Article 3 of the Bank’s Articles of Association and alignment thereof with the new provisions of law 3601/2007.

2.                                       Authorization of the Board of Directors to carry out bond issues for a 5-year period (as per law 3156/2003 Article 1 par. 2).

3.                                       The Bank’s share capital increase through the issue of new shares, to be carried out by the exercise of shareholders’ option to receive a portion of the dividend in shares instead of cash. Amendment to the relevant Article on Share Capital of the Bank’s Articles of Association to reflect the share capital increase.

4.                                       Authorization of the Board of Directors to carry out share capital increases as per Article 13 of the Companies Act.

5.                                       The Bank’s share capital increase up to euro 1.5 billion through the issuance of redeemable preferred shares as per Article 17b of the Companies Act, with abolition of the old shareholders’ preemptive right, along with the relevant authorizations.

All of the Bank’s shareholders are entitled to participate in the General Meeting and to vote in person or by proxy. Each share entitles its holder to one vote. Shareholders who wish to participate in the General Meeting in person or by proxy are requested to proceed as follows:

1.                                       Shareholders of dematerialized shares not held in the Special Securities Account (SSA) with the Central Securities Depository S.A. (CSD) should have their shares blocked, in all or in part, via their Securities Account Operators and submit the relevant certificate, issued by the CSD and supplied to them by their Securities Account Operators, to the Bank (Head Office, network branches or the Shareholders Department at Aiolou 93, Athens) at least 5 days before the date of the General Meeting (i.e. by Thursday, 24 April 2008).

2.                                       Shareholders of dematerialized shares held in the SSA with the CSD should have their shares blocked, in all or in part, by written declaration to the CSD, and submit the relevant certificate issued and delivered to them by the CSD to the Bank (Head Office, network branches or the Shareholders Department at Aiolou 93, Athens) at least 5 days before the date of the General Meeting (i.e. by Thursday, 24 April 2008).

Shareholders that are legal entities are further required to submit their legalization documents to the Bank within the same deadline as above by law, unless they have already supplied them to an NBG Unit, in which case they need only specify in their proxy the NBG Unit with which their documents are held.

Similarly, shareholders who wish to participate in the General Meeting by proxy should deliver their proxy documents to the Bank by Thursday, 24 April 2008.

For their convenience, Shareholders who wish to participate in the General Meeting may authorize the Bank to take steps to block their shares on their behalf.  (Shareholders Department contact tel. nos. +30 210 334 3414/16/21/26/28/60/94, and fax nos. +30 210 334 3404/06/10).

Athens, 17 April 2008

By order of the Board of Directors

EFSTRATIOS-GEORGIOS (TAKIS) ARAPOGLOU

Chairman of the Board of Directors and

Chief Executive Officer

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Efstratios-Georgios (Takis) Arapoglou
(Registrant)
Date : 18th April, 2008

Chairman - Chief Executive Officer